Exhibit 99.1

COMPANY STATEMENT

Infosys®
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 27, 2024

Dear Sir/Madam,

Sub: Company Statement

This is to inform that the Securities and Exchange Board of India has issued a settlement order dated June 26, 2024 (**Settlement Order**) to Mr. Salil Parekh, the Chief Executive Officer and Managing Director of the Company (**Applicant**). The details required under Regulation 30 of SEBI (Listing Obligations and Disclosure requirements) Regulations, 2015 (as amended) are as below.

Name of the authority	**Nature and details of the action(s) taken, initiated or order(s) passed;**	**Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority**	**Details of the violation(s)/contravention(s) committed or alleged to be committed;**
Securities and Exchange Board of India (**SEBI**)	Settlement Order issued disposing of the enforcement proceedings initiated under the show-cause notice dated August 3, 2023 (**SCN**).	June 26, 2024	The Applicant filed a settlement application with regard to the SCN issued to the Applicant. Under the SCN, SEBI had alleged that the Applicant had failed to comply with obligations under Regulations 9A(1) and 9A(2)(b) of the SEBI (Prohibition of Insider Trading) Regulations, 2015. With the issuance of the Settlement Order, the enforcement proceeding initiated pursuant to the SCN has been disposed of by SEBI. A copy of the Settlement Order is available at - https://www.sebi.gov.in/enforcement/orders/jun-2024/settlement-order-in-settlement-application-no-7401-of-2023-filed-by-salil-parekh-pan-aaepp5758n-in-the-matter-of-insider-trading-in-the-scrip-of-infosys-ltd-_84427.html.

Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible.	There is no impact on the Company's financial, operational or other activities pursuant to the Settlement Order.

This is for your information and record.

Yours sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2024.06.27 17:43:30 +05'30'

A.G.S. Manikantha
Company Secretary
ACS- 21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com